Exhibit 99.1

First Mining Announces Virtual Annual General & Special Meeting of Shareholders and Process for Distribution of Treasury Metals Securities

VANCOUVER, BC, June 16, 2021 /CNW/ - First Mining Gold Corp. ("First Mining" or the "Company") (TSX: FF) (OTCQX: FFMGF) (FRANKFURT: FMG) is pleased to announce that the Company will be holding its annual general & special meeting of its shareholders at 10 a.m. (Pacific Time) on Wednesday, June 30, 2021 (the "2021 AGM"). Due to the ongoing COVID-19 pandemic, the 2021 AGM will be held virtually only, via live webcast at https://agm.issuerdirect.com/ff.

Shareholders of record as of May 3, 2021 (the "Record Date") are entitled to vote their First Mining shares at the 2021 AGM. The Company encourages its shareholders to vote in advance of the 2021 AGM using the Voting Instruction Form or the Form of Proxy that was mailed to them with the meeting materials. Shareholders are reminded that proxies must be received by 10:00 a.m. (Pacific Time) on Monday, June 28, 2021. Copies of the meeting materials are available under First Mining's SEDAR profile at www.sedar.com, and on First Mining's website at https://www.firstmininggold.com/investors/AGM.

At the 2021 AGM, in addition to general annual matters (such as the appointment of First Mining's directors and auditor), our shareholders will be asked to pass a special resolution in connection with the distribution of shares and warrants of Treasury Metals Inc. ("Treasury Metals") to First Mining's shareholders (the "Distribution"). Full details regarding the Distribution and voting your First Mining shares are set out in the management information circular for the 2021 AGM (the "Circular"). Shareholders are encouraged to review the disclosure in the Circular carefully.

"We are excited to move forward with the Distribution and for all of our First Mining shareholders to become direct shareholders of Treasury Metals," said Dan Wilton, CEO of First Mining. "This Distribution delivers on giving value directly to our shareholders as a result of our sale of Goldlund to Treasury Metals. The team at Treasury Metals is doing an excellent job advancing the Goliath Gold Complex, which is proving itself to be one of the most robust gold development projects in Canada."

"This Distribution delivers on the promises we made when we established First Mining in 2015," said Keith Neumeyer, Chairman of First Mining. "We had always intended to deliver value directly to our shareholders as we realized value from our outstanding portfolio of high quality gold projects in Canada."

Key Dates Relating to the 2021 AGM and the Distribution

June 28th:	Deadline for submitting your proxies (10 a.m. (Pacific Time))
June 30th:	Date of 2021 AGM (10 a.m. (Pacific Time))
July 5th:	Expected date of final court approval (provided the Distribution is approved at the 2021 AGM)
July 14th:	Expected record date for the Distribution (this will be finalized once First Mining has received final court approval)
July 15th:	Expected date of the Distribution (this will be finalized once First Mining has received final court approval)

Once First Mining has received final court approval for the Distribution, the Company will issue a news release announcing the finalized record date of the Distribution, as well as the date that the Distribution will occur. As long as you are a First Mining shareholder as of the finalized record date for the Distribution, you will be entitled to receive your pro rata share of the Treasury Metals shares and warrants that are being distributed to First Mining's shareholders.

For the purposes of soliciting proxies in connection with the 2021 AGM, First Mining has engaged Kingsdale Advisors ("Kingsdale") as its strategic shareholder advisor and proxy solicitation agent.  Accordingly, shareholders may be contacted by a representative of Kingsdale up to June 28th (the proxy submission deadline) for the purposes of providing shareholders with assistance in voting their shares and answering questions relating to the Distribution.

If any shareholders wish to reach out to Kingsdale for assistance in voting their shares, they may do so by calling 1-877-659-1822 (toll-free telephone in North America) or 416-867-2272 (collect call outside North America), or by e-mail at contactus@kingsdaleadvisors.com.

Shareholders with questions relating to the Distribution, or about First Mining or Treasury Metals in general, can contact Janet Meiklejohn, First Mining's Vice President, Investor Relations, at 1.844.306.8827, or by e-mail: info@firstmininggold.com.

First Mining's board of directors (the "Board") has unanimously determined that the Distribution is fair to shareholders and is in the best interests of the Company and its shareholders. The Board has unanimously approved the Distribution and recommends that First Mining's shareholders vote in favour of the special resolution approving the Distribution.

Attending the Virtual 2021 AGM

As the 2021 AGM will be completely virtual, shareholders will not be able to attend the meeting in person. Due to the current COVID-19 pandemic, the 2021 AGM will be held as a completely virtual meeting, which will be conducted via live webcast at https://agm.issuerdirect.com/ff. All First Mining shareholders regardless of geographic location and equity ownership will have an equal opportunity to participate at the Meeting and engage with directors of First Mining and management.

Shareholders are encouraged to read the Circular for details as to how they can vote at the 2021 AGM itself (only registered shareholders and non-registered shareholders who have appointed and registered themselves with Computershare as proxyholder can vote at the meeting itself).

About First Mining Gold Corp.

First Mining is a Canadian gold developer focused on the development and permitting of the Springpole Gold Project in northwestern Ontario. Springpole is one of the largest undeveloped gold projects in Canada. The results of a positive Pre-Feasibility Study for the Springpole Gold Project were announced by First Mining in January 2021, and permitting activities are on-going with submission of an Environmental Impact Statement ("EIS") for the project targeted for 2021. The Company also holds a large equity position in Treasury Metals Inc. who are advancing the Goliath Gold Complex toward construction. First Mining's portfolio of gold projects in eastern Canada also includes the Pickle Crow (being advanced in partnership with Auteco Minerals Ltd.), Hope Brook (being advanced in partnership with  Big Ridge Gold) Cameron, Duparquet, Duquesne, and Pitt gold projects.

First Mining was established in 2015 by Mr. Keith Neumeyer, founding President and CEO of First Majestic Silver Corp.

ON BEHALF OF FIRST MINING GOLD CORP.

Daniel W. Wilton
Chief Executive Officer and Director

Cautionary Note Regarding Forward-Looking Statements

This news release includes certain "forward-looking information" and "forward-looking statements" (collectively "forward-looking statements") within the meaning of applicable Canadian and United States securities legislation including the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements are made as of the date of this news release. Forward-looking statements are frequently, but not always, identified by words such as "expects", "anticipates", "believes", "plans", "projects", "intends", "estimates", "envisages", "potential", "possible", "strategy", "goals", "opportunities", "objectives", "targeted", "advancing", "proving" or variations thereof or stating that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved, or the negative of any of these terms and similar expressions.

Forward-looking statements in this news release relate to future events or future performance and reflect current estimates, predictions, expectations or beliefs regarding future events and include, but are not limited to, statements with respect to: (i) the date of the 2021 AGM, timing for the receipt of proxies in connection with the 2021 AGM and voting on the day of the 2021 AGM itself; (ii) the resolutions being put forward for First Mining's shareholders to vote on at the 2021 AGM and the success of those resolutions being passed by their requisite majority; (iii) all dates in respect of the 2021 AGM and the Distribution, including the expected timing for final court approval, the record date for the Distribution and when the Distribution will be effected; (iv) timing for any future news releases by First Mining in connection with the Distribution; and (v) the number of shares and warrants of Treasury Metals to be distributed to First Mining's shareholders of record as of the finalized record date for the Distribution of First Mining; (vi) the advancement and merits of the Goliath Gold Project; and (vii) the submission of the EIS for the Springpole Gold Project.  All forward-looking statements are based on First Mining's or its consultants' current beliefs as well as various assumptions made by them and information currently available to them. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Forward-looking statements reflect the beliefs, opinions and projections on the date the statements are made and are based upon a number of assumptions and estimates that, while considered reasonable by the respective parties, are inherently subject to significant business, economic, competitive, political and social uncertainties and contingencies. Such factors include, without limitation the Company's business, operations and financial condition potentially being materially adversely affected by the outbreak of epidemics, pandemics or other health crises, such as COVID-19, and by reactions by government and private actors to such outbreaks; risks to employee health and safety as a result of the outbreak of epidemics, pandemics or other health crises, such as COVID-19, that may result in a slowdown or temporary suspension of operations at some or all of the Company's mineral properties as well as its head office; fluctuations in the spot and forward price of gold, silver, base metals or certain other commodities; fluctuations in the currency markets (such as the Canadian dollar versus the U.S. dollar); changes in national and local government, legislation, taxation, controls, regulations and political or economic developments; risks and hazards associated with the business of mineral exploration, development and mining (including environmental hazards, industrial accidents, unusual or unexpected formations, pressures, cave-ins and flooding); the presence of laws and regulations that may impose restrictions on mining; employee relations; relationships with and claims by local communities, indigenous populations and other stakeholders; availability and increasing costs associated with mining inputs and labour; the speculative nature of mineral exploration and development; title to properties; and the additional risks described in the Company's Annual Information Form for the year ended December 31, 2020 filed with the Canadian securities regulatory authorities under the Company's SEDAR profile at www.sedar.com, and in the Company's Annual Report on Form 40-F filed with the SEC on EDGAR.

First Mining cautions that the foregoing list of factors that may affect future results is not exhaustive. When relying on our forward-looking statements to make decisions with respect to First Mining, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. First Mining does not undertake to update any forward-looking statement, whether written or oral, that may be made from time to time by the Company or on our behalf, except as required by law.

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SOURCE First Mining Gold Corp.

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%CIK: 0001641229

For further information: Janet Meiklejohn | Vice President, Investor Relations, Direct: +1 604 639 8825 | Toll Free: 1 844 306 8827 | Email: info@firstmininggold.com, www.firstmininggold.com

CO: First Mining Gold Corp.

CNW 07:00e 16-JUN-21